UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 001-12631

A.                                   Full title of the plan and address of the plan, if different from that of the issuer named below:

Consolidated Graphics, Inc. Employee 401(k) Savings Plan.

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  Consolidated Graphics, Inc., 5858 Westheimer, Suite 200, Houston, Texas 77057.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, Item 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005

Signature

Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable. Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2005 has been omitted because all investment transactions in the Plan were participant directed and therefore, not applicable.

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Consolidated Graphics, Inc. Employee 401(k) Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas

June 16, 2006

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value:
Registered investment companies (mutual funds)	$93,793,487	$74,971,258
Common collective trust	17,565,746	15,182,438
Consolidated Graphics, Inc. common stock	4,765,831	5,290,652

Participant notes receivable, at cost	2,504,633	2,253,406

Total investments	118,629,697	97,697,754

Participants’ contributions receivable	306,627	—

Total assets	118,936,324	97,697,754

Liabilities:
Excess contributions payable	203,551	262,113

Total liabilities	203,551	262,113

Net assets available for benefits	$118,732,773	$97,435,641

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2005 and 2004

	2005	2004 _
Additions to net assets attributed to:
Investment income:
Dividend and interest income	$149,501	$176,696
Net appreciation in fair value of investments	8,284,762	10,848,473

Total investment income	8,434,263	11,025,169

Contributions:
Employees	7,810,188	7,150,984
Rollovers from other plans	520,508	639,166

Total contributions	8,330,696	7,790,150

Total additions	16,764,959	18,815,319

Deductions from net assets attributed to:
Benefits and withdrawals	9,927,795	10,622,285
Trustee fees	48,030	34,126

Total deductions	9,975,825	10,656,411

Net increase in net assets available for benefits before transfers from merged plans	6,789,134	8,158,908

Transfer from merged plans	14,507,998	—

Net assets available for benefits, beginning of year	97,435,641	89,276,733

Net assets available for benefits, end of year	$118,732,773	$97,435,641

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                 Description of Plan

The following description of the Consolidated Graphics, Inc. (the “Company”) Employee 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1997 as a defined contribution plan covering all full-time and regular part-time non-bargaining unit employees of the Company and its participating subsidiaries who have completed one month of service and are age nineteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company executed one asset transfer agreement in 2005 to merge the 401(k) plan of an acquired printing business into the Plan. The Kelmscott Communications 401(k) Plan was merged into the Plan as of July 15, 2005. There were no Plan mergers during the year ended December 31, 2004.

Administration

The Company created and appointed the members of the Retirement Committee to manage the Plan. State Street Bank and Trust serves as the Plan trustee/custodian. ADP Retirement Services is the recordkeeper for the Plan. Morgan Stanley is the Plan investment advisor. Plan administrative expenses are either paid by the Plan or the Company.

Contributions

Each year, participants may contribute from 1% to 50% of their pretax annual compensation not to exceed the limitation set forth in Section 402(g) ($14,000 in 2005 and $13,000 in 2004). Participants may make catch-up contributions, pre-tax contributions that exceed the annual elective deferral limit, during any calendar year ending with or after the participant’s 50th birthday. Participants’ total catch-up contributions during 2005 and 2004 cannot exceed $4,000 and $3,000, respectively. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Although the Plan holds shares of Consolidated Graphics, Inc. common stock, such stock is no longer an investment option as of December 31, 1999.

The Plan also provides for discretionary employer matching contributions not exceeding 6% of an employee’s annual compensation. Additional amounts may also be contributed by the employer at the option of the Company’s board of directors. During 2005 and 2004, the Company made no discretionary contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Plan earnings and (ii) discretionary contributions made by the Company, if any, and charged with an allocation of administrative expenses. Allocations are based on participants’ compensation or account balances, as described in the Plan. Upon the occurrence of a distribution event, the benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their elective contributions, plus any earnings on such contributions and any qualified employer matching contributions. The vesting of certain discretionary employer contributions plus any earnings thereon is based on years of continuous service accrued by the participant while in covered employment. A participant vests at a rate of 20% per year until fully vested after five years of credited service.

Participant Notes Receivable

Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the current Wall Street prime rate, re-determined monthly, plus 1%, with the resulting interest rate fixed over the term of the loan. Principal and interest payments are made by means of payroll withholdings according to the terms of the respective promissory note.

Payment of Benefits

Upon termination of employment due to death or retirement, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or to have the account balance distributed in installments. For termination of employment due to other reasons, the vested interest in his or her account will be distributed as a lump-sum distribution.

Forfeited Accounts

All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account (or his or her designated beneficiary in the event of death). Forfeitures are generally used to pay Plan expenses or to reduce employer contributions. Forfeiture balances were $68,201 and $49,603 at December 31, 2005 and 2004, respectively, and $26,977 and $8,603 were used to reduce administrative expenses during the years ended December 31, 2005 and 2004, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any previously non-vested account balances.

2.                 Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to market risk, which generally means the risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation

The Plan’s investments are stated at fair value. Shares of registered investment companies and common collective trusts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company’s common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

3.                 Investments

The following investments each represent five percent or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005	2004

Davis Growth Opportunity Fund	$ **	$5,163,186
Davis New York Venture Fund	8,554,792	7,108,058
Franklin Balance Sheet Investment Fund	7,149,810	5,997,414
Franklin Small Mid-Cap Growth Fund	6,135,004	5,851,931
ING International Value Fund	7,583,993	5,597,256
Morgan Stanley American Opportunities Fund	8,482,802	**
Morgan Stanley Stable Value Fund	17,565,746	15,182,438
Morgan Stanley S&P 500 Index Fund	11,428,864	11,725,082
Oppenheimer Global Fund	10,044,239	8,863,366
Van Kampen Emerging Growth Fund	7,895,382	7,802,672
Consolidated Graphics, Inc. common stock	**	5,290,652

**  Less than 5% of plan assets in the period indicated

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Registered investment companies (mutual funds)	$7,537,235	$8,351,177
Common collective trusts	610,909	631,270
Consolidated Graphics, Inc. common stock	136,618	1,866,026
Net appreciation in fair value of investments	$8,284,762	$10,848,473

4.                 Party-in-Interest Transactions

The Plan invests in participant loans and in mutual funds established and operated by Morgan Stanley, the Plan’s investment advisor and has investments in the Company’s common stock. These transactions qualify as party-in-interest transactions, as defined by ERISA. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

Fees paid by the Company, on behalf of the Plan, were $4,688 and $12,928 for the years ended December 31, 2005 and 2004, respectively.

5.                 Tax Status

The Plan is based on a standardized prototype plan. The prototype plan received an opinion letter from the IRS dated May 3, 2002. The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”) of 1986, as amended, and accordingly, that the trust maintained in connection with the Plan is tax-exempt.

6.                 Excess Contributions Payable

The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 2005 and 2004 Plan years. To comply with such nondiscrimination test, the Plan made required distributions of excess contributions of $203,551 and $262,113, including any income attributable thereto, to highly compensated employees by March 15, 2006 and 2005, respectively.

7.                 Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Net assets available for benefits per the financial statements	$118,732,773	$97,435,641

Plus: Contributions payable from current year	203,551	262,113

Minus: Contributions receivable from current year	306,627	—

Net assets available for benefits per Form 5500	$118,629,697	$97,697,754

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004

Net increase in net assets available for benefits per the financial statements	$21,297,132	$8,158,908

Plus: Contributions payable from current year	203,551	262,113

Minus: Contributions receivable from current year	306,627	—

Minus: Contributions payable from prior year	262,113	—

Net increase in net assets available for benefits per Form 5500	$20,931,943	$8,421,021

8.                 Prohibited Transactions

On one occasion during the 2004 Plan year, participant 401(k) contributions were not forwarded to the trustee of the Plan by the fifteenth business day of the month following the month in which such contributions were withheld from the pay of such participants. In this case, such contributions were subsequently contributed to the trust for the Plan. Earnings of $9, as calculated from such fifteenth business day to the date such contributions were deposited in the trust, were deposited prior to December 31, 2005.

SUPPLEMENTAL SCHEDULE

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN

SCHEDULE H, ITEM 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

EIN:  76-0190827

PN:    010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e)Market Value*

**	Consolidated Graphics, Inc.	Consolidated Graphics, Inc. common stock	$4,765,831
	Calvert	Calvert Income Fund	4,769,567
	Calvert	Calvert New Vision Small Cap Fund	246,768
	Davis	Davis New York Venture Fund	8,554,792	***
	Davis	Davis Growth Opportunity Fund	5,509,736
	Franklin	Franklin Balance Sheet Investment Fund	7,149,810	***
	Franklin	Franklin Rising Dividend Fund	564,446
	Franklin	Franklin Small-Mid Cap Growth Fund	6,135,004	***
	ING	ING International Value Fund	7,583,993	***
**	Morgan Stanley	MS Stable Value Fund	17,565,746	***
**	Morgan Stanley	MS American Opportunities Fund	8,482,802	***
**	Morgan Stanley	MS S&P 500 Index Fund	11,428,864	***
**	Morgan Stanley	MS Strategist Fund	1,419,066
**	Morgan Stanley	MS U.S. Government Securities Trust	3,895,699
	Oppenheimer	Oppenheimer Global Fund	10,044,239	***
	Phoenix	Phoenix Mid Cap Value Fund	235,161
	Pioneer	Pioneer Oak Ridge Small Cap Growth Fund	686,749
	Van Kampen	Van Kampen Emerging Growth Fund	7,895,382	***
	Van Kampen	Van Kampen Equity & Income Fund	3,092,324
	Van Kampen	Van Kampen Growth Fund	3,565,816
	Van Kampen	Van Kampen Growth & Income Fund	2,533,269
**	Participant Loans	Loans bearing interest at rates ranging from 5.00% to 11.50% per year	2,504,633
			$118,629,697

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Consolidated Graphics, Inc.
Employee 401(k) Savings Plan

By:	/s/ G. Christopher Colville
G. Christopher Colville
Member of the Consolidated Graphics, Inc.
Employee 401(k) Savings Plan
Retirement Committee

Date: June 29, 2006

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm